UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

AVEO Pharmaceuticals, Inc.

File No. 333-163778 – CF # 24501

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AVEO Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 16, 2009, as amended.

Based on representations by AVEO Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits as specified in Amendment Number 4 to the registration statement filed on March 9, 2010, will not be released to the public for the time periods specified:

Exhibit 10.22	through March 19, 2012
Exhibit 10.23	through December 21, 2019
Exhibit 10.24	through April 13, 2012
Exhibit 10.25	through August 30, 2012
Exhibit 10.26	through March 21, 2012
Exhibit 10.27	through March 18, 2012
Exhibit 10.28	through July 16, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel